SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COX RADIO, INC.
(Name of Subject Company (Issuer))
COX MEDIA GROUP, INC.
(Offeror)
COX ENTERPRISES, INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

CLASS A COMMON STOCK, PAR VALUE $0.33 PER SHARE
(Title of Class of Securities)

224051102
(CUSIP Number of Class of Securities)

Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
Telephone: (678) 645-0000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
Copy to:

Stuart A. Sheldon, Esq. Thomas D. Twedt, Esq. Dow Lohnes PLLC 1200 New Hampshire Avenue, N.W. Washington, D.C. 20036 Telephone: (202) 776-2000
CALCULATION OF FILING FEE

Transaction Valuation(1): $65,237,321	Amount of Filing Fee(2): $3,641

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $3.80 (i.e., the tender offer price) and (ii) 17,167,716, the estimated maximum number of shares of Class A common stock, par value $0.33 per share, of Cox Radio, Inc. Such number of Shares represents the 20,759,670 Shares outstanding as of March 17, 2009, less the 3,591,954 Shares already beneficially owned by Cox Enterprises, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934 equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$3,641
Filing Party:	Cox Enterprises, Inc. and Cox Media Group, Inc.
Form or registration no.:	Schedule TO-T
Date Filed:	March 23, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1 THROUGH 9, 11 AND 13.
ITEM 12. EXHIBITS.
SIGNATURES
EXHIBIT INDEX
EX-(a)(1)(L)
EX-(a)(5)(D)
EX-(a)(5)(E)
EX-(a)(5)(F)
EX-(a)(5)(G)
EX-(a)(5)(H)
EX-(c)(5)
EX-(c)(6)
EX-(c)(7)
EX-(c)(8)
EX-(c)(9)
EX-(c)(10)

Explanatory Note
This Amendment No. 4 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO-T on March 23, 2009 (as previously amended and supplemented, the “Schedule TO”), by Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), and Cox Media Group, Inc., a Delaware corporation and a wholly-owned subsidiary of Enterprises (“Media”). The Schedule TO relates to the offer by Media to purchase all of the issued and outstanding shares of Class A common stock, par value $0.33 per share (the “Shares”), of Cox Radio, Inc., a Delaware corporation and a majority-owned subsidiary of Media (“Radio”), not owned by Media upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements from time to time thereto, collectively constitute the “Offer”).
All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Offer to Purchase, as filed with the Schedule TO on March 23, 2009.
The items of the Schedule TO set forth below are hereby amended and supplemented as follows.
Items 1 through 9, 11 and 13.
     (1) The Offer is extended to, and will expire, at 12:00 midnight, New York City time, on Friday, May 1, 2009, unless further extended.
     (2) All references to the Expiration Date set forth in the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees are hereby amended to reflect the Expiration Date as 12:00 midnight, New York City time, on Friday, May 1, 2009.
     (3) The last sentence of the fourth paragraph on the cover page of the Offer to Purchase is hereby replaced with the following:
“Any representation to the contrary is a criminal offense.”
     (4) The following is hereby added to the end of the “Summary Term Sheet” in the Offer to Purchase:
“What is your position as to the fairness of the transaction?
“Media and Enterprises believe that the transaction is fair to Radio’s stockholders (other than Enterprises, Media and their affiliates), principally because:
•	the tender offer price represented premiums of approximately 15.2% and 21.8% over the closing price and 10-day volume-weighted average closing price, respectively, of the Shares on March 20, 2009, the last trading day prior to the date we commenced the tender offer;

•	the actual results for Radio through February 2009 and an updated 2009 forecast reflected a continued decline in advertising revenue as a result of continuing weakness in the economy; and

•	the transaction provides stockholders with the opportunity to receive the tender offer price in cash expeditiously without having to incur brokerage or other costs typically associated with market sales.

“Media and Enterprises have considered the following principal factors that do not contribute to the fairness of the transaction:
•	our financial interest to acquire the remaining Shares at a favorable price to us conflicts with the financial interests of Radio’s other stockholders;

•	the Shares have historically traded at higher trading price levels; and

•	certain recent appraisals of Radio undertaken for purposes unrelated to the tender offer suggests a higher per Share price than the tender offer price.
“See “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer.” On the basis of the factors the boards of directors of Enterprises and Media considered in determining the fairness of the tender offer price and the familiarity of the boards of directors with Radio’s business, the boards of directors did not believe that it was necessary to incur the additional expense of obtaining a fairness opinion from Citi or any updated financial presentations to Citi’s financial presentation to us on March 22, 2009.”
“Are there any financial reports or valuations regarding Radio?
“For purposes of assisting the boards of directors of both Enterprises and Media in determining the fairness of the tender offer price, Citi provided the boards of directors of Enterprises and Media with a financial presentation regarding Radio on March 22, 2009. This financial presentation is summarized in “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors.” In addition, Enterprises annually obtains appraisals of its businesses, including Radio, solely for compensatory purposes, and while Enterprises’ board of directors was aware of the preliminary values assigned by the appraisals as of December 31, 2008, the appraisals were not provided to Citi in connection with the preparation of its presentation and the appraisals were not part of Enterprises’ board of director’s determination of the price offered. The 2007 and preliminary 2008 appraisals are summarized in “Special Factors — Annual Appraisal for Compensatory Purposes.” Further, Radio obtained a valuation of its radio stations and FCC licenses as of December 31, 2008 in connection with its annual impairment testing pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Again, Enterprises’ board of directors was aware of these valuation reports, but they were not provided to Citi in connection with the preparation of its presentation and Enterprises’ board of directors did not rely upon, refer or otherwise use the valuation reports in determining the price offered. A summary of such valuations is set forth in “Special Factors — SFAS No. 142 Appraisals.”
“What will be the accounting treatment for the transaction?
“The transaction is expected to be accounted for by us as an equity transaction in accordance with SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. Accordingly, Radio will not account for the transaction directly.”
     (5) The third sentence of the second bullet under the second paragraph under “Special Factors — Background of This Offer” in the Offer to Purchase is hereby replaced in its entirety with the following sentence:
“At the meeting, Radio’s management discussed cost cutting initiatives and reducing planned capital expenditures, and, shortly after the meeting, Radio decided to suspend purchases under Radio’s stock repurchase program once the trading plan already in place expired on its own terms in early March 2009 in order to have cash available to reduce its indebtedness.”
     (6) The following is hereby added at the end of the first sentence of the third bullet under the second paragraph under “Special Factors — Background of This Offer” in the Offer to Purchase:
“and ‘The Tender Offer — Section 7 — Certain Information Concerning Radio — February Forecast.’”
     (7) The fourth, fifth and sixth paragraphs under “Special Factors — Background of This Offer” in the Offer to Purchase are hereby replaced in their entirety with the following four paragraphs:
“In light of the continuing decline in Radio’s advertising revenue and the decrease in Radio’s market price per Share, and after consideration of Enterprises’ possible response to a default by Radio under its revolving credit facility, on March 11, 2009, Dyer asked Citi and Dow Lohnes PLLC, legal counsel to Enterprises (“Dow Lohnes”), to advise as to the financial and legal considerations pertinent to Enterprises acquiring the Shares not beneficially owned by Enterprises. Enterprises was interested in a transaction that would accomplish this goal as expeditiously as possible.
“In considering a structure for the transaction, we particularly considered the following:
•	A tender offer would permit us to acquire the remaining interest in Radio that we do not already own on an expeditious basis and provide Radio’s public stockholders with a prompt opportunity to receive cash in exchange for their Shares.

•	A tender offer followed by a short-form merger is a common means of effecting an acquisition.

•	If the short-form merger occurs, stockholders who do not tender their Shares in the Offer and who otherwise comply with applicable requirements may decline the merger consideration and exercise appraisal rights in connection with the short-form merger under Delaware law.
“On March 13, 2009, Hayes, Dyer, Andrew A. Merdek, Enterprises’ general counsel and corporate secretary (“Merdek”), and Johnston held preliminary discussions with representatives of Citi and an attorney of Dow Lohnes regarding a prospective tender offer for the Shares not beneficially owned by Enterprises, which would be followed by a short-form merger if at least 90% of the outstanding Shares, after giving effect to the conversion of the shares of Radio’s Class B common stock held by us into Shares, were validly tendered and not withdrawn. Dow Lohnes presented a number of legal considerations, including Delaware law considerations, such as the use of a transaction structure in which a prospective tender offer by Enterprises would be subject to a non-waivable majority of the minority condition (which is a part of this Offer) and the commitment to effect a “short-form” merger under Delaware law if Media’s ownership of Radio rises to at least 90% of the outstanding Shares, after giving effect to the conversion of the shares of Radio’s Class B common stock held by us into Shares, and federal securities law considerations, such as the requirement that Enterprises’ and Media’s boards of directors assess the fairness of the Offer price and the requirement that Radio make a statement regarding the Offer within 10 business days of its commencement. Citi discussed a number of financial considerations with respect to analyzing a proposal to purchase some or all of the publicly-held Shares, including historical trading information for the Shares, certain trading metrics, as well as the terms of certain precedent transactions.
“On March 16, 2009, Hayes, Dyer, Schwartz, Merdek and an attorney of Dow Lohnes met with James C. Kennedy, Enterprises’ Chairman (“Kennedy”), in order to discuss and examine the benefits to Enterprises of a prospective tender offer. Also discussed were preliminary discussion materials delivered to Enterprises by Citi on March 16, 2009. The discussion materials included, among other things, historical trading information for the Shares, certain trading metrics, as well as a summary of potential additional cash flow and savings from Radio that had been identified by Enterprises if Radio were a wholly-owned subsidiary of Enterprises. These savings were an estimated $3 million per year related to being a public company and $2 million per year of cost synergies offset by approximately $1 million per year in additional interest expense.”
     (8) The penultimate and last sentences of the first paragraph following the tables presented under “Special Factors — Background of This Offer” in the Offer to Purchase are hereby replaced in their entirety with the following:
“After discussion and based on a review of numerous factors and considerations in consultation with its legal and financial advisors, the boards of directors of Enterprises and Media discussed the proposed structure and terms for a transaction based upon the structure described by Dow Lohnes and the financial analysis provided by Citi. The boards of directors of Enterprises and Media both unanimously approved the Offer and determined that the $3.80 price, net per Share, is fair to Radio’s stockholders who are unaffiliated with Enterprises and its subsidiaries. See ‘Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer.’”
     (9) The penultimate and last paragraphs under “Special Factors — Background of This Offer” in the Offer to Purchase are hereby replaced in their entirety with the following:
“Following the meeting, Kennedy, Hayes and Schwartz telephoned the Radio board members who are not executive officers or directors of Enterprises and advised them of the Offer. In his calls with Juanita P. Baranco (“Baranco”) and Nick W. Evans, Jr. (“Evans”), Kennedy advised them of

Radio’s requirement under federal securities laws to make a statement regarding the Offer within 10 business days of its commencement and that a special committee formed for such purpose was expected to be delegated with the responsibility of making such a statement. Kennedy further informed them that as they were the Radio directors not affiliated with Enterprises or us, they would be the likely candidates to be asked to be on the special committee, and that it was expected that the special committee would be empowered to engage its own independent legal and financial advisors to advise it in connection with making the statement. In the course of these telephone calls, both Baranco and Evans informed Kennedy that they would agree to be on the special committee if asked by the board of directors.
“Enterprises then sent by e-mail a letter to the members of the Radio board of directors describing the Offer. Among other things, the letter stated Enterprises’ expectation that a special committee of independent directors of Radio would be formed to evaluate the Offer. The letter also stated that Enterprises is not interested in selling its Shares and will not consider any strategic transaction involving Radio other than the Offer.
“On the morning of March 23, 2009, Enterprises announced the Offer with a press release, and Enterprises filed an amendment to its Schedule 13D. Shortly after the press release and the filing, Odom, Merdek, who also serves as Media’s and Radio’s corporate secretary, Shauna J. Sullivan, assistant secretary to Enterprises, Media and Radio, and an attorney of Dow Lohnes, which also serves as Radio’s outside counsel, contacted Baranco and Evans by telephone to briefly discuss the formation of a special committee that would be charged with making a statement regarding the Offer within 10 business days and the expectation that the special committee would engage independent advisors. Subsequent to the call, Merdek provided Baranco and Evans with a list of counsel and financial advisors and firms that had previously worked with Enterprises, Media and their affiliates over the prior two years. Baranco and Evans informed Enterprises that, on March 23, 2009 and March 25, 2009, respectively, they retained DLA Piper LLP (US) (“DLA Piper”) as their independent legal advisor and Gleacher Partners LLC (“Gleacher”) as their financial advisor. Between March 24 and March 27, 2009, representatives of Dow Lohnes and DLA Piper discussed the authority that the Radio board of directors proposed to grant to the special committee with respect to the Offer.
“On March 26, 2009, Odom made a written request to Johnston for a copy of all information that Radio has provided to Enterprises in the ordinary course that was subsequently used in connection with planning and preparing the Offer. The next day an attorney of Dow Lohnes responded to Odom’s request by providing to DLA Piper copies of all such materials that were provided to Dow Lohnes by Enterprises and Media, as well as Enterprises’ analysis of the number of outstanding Shares that was derived from stockholding information provided by Radio in the ordinary course.
“On March 30, 2009, as requested by Gleacher, attorneys of Dow Lohnes and representatives of Citi participated in a conference call with representatives of Gleacher and attorneys from DLA Piper to discuss Radio’s adjusted projected unlevered free cash flow for 2013, which was used by Citi in performing its discounted cash flow analysis prepared for its presentation to the boards of directors of Enterprises and Media on March 22, 2009.
“Also, that same day, an attorney of Dow Lohnes forwarded to DLA Piper an e-mail correspondence from Johnston confirming, on behalf of Enterprises and Media, that the materials that Dow Lohnes had previously provided to DLA Piper on March 27, 2009 were, in fact, all the materials that Radio had provided to Enterprises or Media in the ordinary course that were subsequently used in connection with planning and preparing the Offer. The correspondence also included our analysis of the number of outstanding shares of Radio common stock that was derived from stock holding information provided by Radio in the ordinary course.
“On March 31, 2009, the special committee was formally established by a unanimous written consent of the board of directors of Radio. Pursuant to the unanimous written consent, the special committee was authorized and empowered to retain independent legal and financial advisors and was delegated the exclusive power and authority of Radio’s board of directors, to the fullest extent permitted by applicable law and Radio’s bylaws, to consider the Offer and make a statement regarding the Offer to Radio’s stockholders. A copy of the unanimous written consent is being filed as Exhibit (a)(5)(G) to this Amendment No. 4 to the Schedule TO and is incorporated herein by reference. In light of Enterprises’ statement that it was not interested in selling its Shares and would not consider any strategic transaction involving Radio other than the Offer, the special committee was not empowered or authorized to initiate, solicit or accept alternative proposals from third parties with respect to the acquisition of any of the assets or of the capital stock of Radio. The consent also ratified the authority of Baranco and Evans to take the informal acts previously taken by them in their capacities as the likely members of the special committee, which included their retention of independent legal and financial advisors.
“On April 1, 2009, Radio filed a Form 8-K with the Commission and issued a press release announcing the formation of the special committee. Radio also filed the press release under cover of a Schedule 14D-9.
“On April 3, 2009, Evans called Hayes to advise him that the special committee intended to recommend acceptance of the Offer to Radio’s stockholders. That same day, an attorney of DLA Piper contacted an attorney of Dow Lohnes to advise him of the same. Radio filed its Schedules 14D-9 and 13E-3 and issued a press release and letter to stockholders recommending the Offer later that day. Radio’s Schedule 14D-9 contained the special committee’s statement that it had not been granted authority to negotiate the terms of the Offer pursuant to the March 31, 2009 unanimous written consent, which was different from Enterprises’ and Media’s understanding of the special committee’s authority.

“On April 7, 2009, Enterprises received preliminary Radio results for the three months ended March 31, 2009, as described under “The Tender Offer — Section 7 — Certain Information Concerning Radio — Preliminary First Quarter Results.” Hayes, Dyer, Schwartz and Johnston reviewed this new information and noted that preliminary results for the month and the quarter were well below the expectations for March reflected in the Radio long range plan developed in 2008. The preliminary results showed a slight improvement in March operating cash flow, when compared to the February Forecast. However, this did not have a material impact on the operating cash flow for full-year 2009, as set forth in the February Forecast. See “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan” and “The Tender Offer — Section 7 — Certain Information Concerning Radio — February Forecast” and “The Tender Offer — Section 7 — Certain Information Concerning Radio — March Forecast” for more information. Radio also provided Enterprises in the ordinary course with updated advertising sales pacings relative to last year. For the second and third quarter of 2009, Radio’s advertising sales pacings were (28)% and (35)%, respectively, compared to the comparable periods of 2008. These advertising sales pacings remained significantly below the revenue numbers projected in the February Forecast and showed the continued weakness in Radio’s revenues.
“On April 13, 2009, Baranco and Evans telephoned Dyer and informed him that although the special committee believed that the Offer price remained fair, from a financial point of view, to Radio’s stockholders (other than Enterprises and Media), they were concerned that the non- waivable majority of the minority condition might not be met as an insufficient number of Shares were likely to be tendered prior to the expiration of the Offer. Baranco and Evans discussed with Dyer several factors underlying their concern and stated to Dyer that Enterprises and Media should consider increasing the Offer price.
“On April 15, 2009, representatives of Citi telephoned representatives of Gleacher to discuss a process for the special committee, Enterprises and Media to discuss the Offer. There were no substantive discussions of the Offer in this conversation.
“Also, on April 15, 2009, Dyer telephoned the special committee to discuss the Offer price. Dyer informed the special committee that Enterprises and Media would consider increasing the Offer price, but that Enterprises and Media had requested that the special committee propose an increased Offer price. The special committee stated that it was not in a position to propose an increased Offer price and suggested that Enterprises and Media should consider the public trading prices of the Shares since the announcement of the Offer. Dyer indicated to the special committee that the process for reaching an increased Offer price would be important. Later that day, in a telephone call initiated by Baranco and Evans to Dyer, the special committee again encouraged Dyer to increase the Offer price, taking into consideration the trading range of the Shares during the period of the Offer. Subsequently, representatives of Dow Lohnes and DLA Piper had several telephone calls to discuss the prior telephone calls between Dyer and the special committee and the process for the parties to discuss the Offer price. In those conversations, DLA Piper informed Dow Lohnes that the special committee expected a response from Dyer if Enterprises and Media decided to increase the Offer price as a result of the special committee’s conversations with Dyer.
“On April 16, 2009, Dyer telephoned Baranco and Evans to discuss a potential increase in the Offer price. During the course of these discussions, Dyer told the special committee that, while the market price for the Shares since the announcement of the Offer had traded between approximately $4.00 per Share and $4.39 per Share, he did not believe these trading prices were necessarily indicative of value considering, among other things, the relatively small volume of Shares traded each day. Dyer then stated that Enterprises and Media were giving serious consideration to increasing the Offer price to $4.20 per Share and that the increased price may not be Enterprises’ and Media’s last and final offer, but the parties needed to determine a process to negotiate the Offer price. Later that day, the special committee telephoned Dyer and said their advice was that Dyer make Enterprises’ and Media’s last and final offer with respect to the Offer price.
“On April 17, 2009, representatives of Dow Lohnes and DLA Piper discussed by telephone the status of the Offer, the scope of the special committee’s authority, and the special committee’s willingness and the willingness of its financial advisor to engage in negotiations. They also discussed that the special committee’s understanding of the authority granted to it in the context of the negotiations of the unanimous written consent that formed the special committee on March 31, 2009 differed from Enterprises’ and Media’s understanding.
“On April 19, 2009 Radio’s board of directors adopted a resolution by unanimous written consent regarding the special committee’s authority to negotiate with Enterprises and Media with respect to the terms of the Offer, including the Offer price. A copy of the unanimous written consent, effective April 19, 2009, is being filed as Exhibit (a)(5)(H) to this Amendment No. 4 to the Schedule TO and is incorporated herein by reference.
“On the morning of April 20, 2009, Enterprises issued a press release announcing an extension of the Expiration Date for the Offer to 12:00 midnight on May 1, 2009 and filed an amendment to the Schedule TO.”

     (10) The following is hereby added immediately after the first sentence under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer” in the Offer to Purchase:
“For purposes of the discussion set forth in this “— Position of Enterprises and Media Regarding the Fairness of the Offer,” the use of the terms “we,” “our” and “us” refer to Enterprises and Media.”
     (11) The third bullet under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Not Supportive of Our Fairness Determination” in the Offer to Purchase is hereby replaced in its entirety with the following:
“As described in “Special Factors — Annual Appraisal for Compensatory Purposes,” we annually appraise the value of Enterprises and its component businesses as of the end of each year for compensation purposes. The preliminary 2008 appraisal assumed a value for Shares held by stockholders other than Media equal to the 20-day average closing price at year end, or $6.09, as of December 31, 2008. Further, the two preliminary appraisals being prepared by Bond & Pecaro and Duff & Phelps separately determined the net of debt equity value of Radio at approximately $665 million and $1.0 billion, respectively, as of December 31, 2008. However, since year-end 2008, the economic environment has further deteriorated, and advertiser-supported businesses, like Radio, have been particularly adversely affected.”
     (12) The lead-in disclosure to the second set of bulleted disclosure under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Supportive of Our Fairness Determination” in the Offer to Purchase is hereby replaced in its entirety with the following:
“In addition, we believe that the Offer is procedurally fair to stockholders of Radio who are unaffiliated with us, notwithstanding the fact that the special committee formed by Radio to consider the Offer will not appoint or retain a representative unaffiliated with us that would act solely on behalf of the unaffiliated stockholders in connection with negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer, based on the following factors:”
     (13) The following is hereby added at the end of the first sentence of the second sub-bullet of the third bullet of the second paragraph under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Supportive of Our Fairness Determination” in the Offer to Purchase:
“including the ability to hire a financial advisor to provide the special committee with an opinion as to the fairness to the stockholders unaffiliated with Enterprises and Media of the per Share Offer price from a financial point of view”
     (14) The following is hereby added after the fifth bullet under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Not Supportive of Our Fairness Determination” in the Offer to Purchase:
“We have not requested or sought an opinion from Citi as to the fairness of the Offer price in connection with its financial presentation of its financial analyses of Radio. See “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors.” We have also not requested or sought such a fairness opinion from any other outside party. Accordingly, our determination regarding the fairness of the Offer price rests solely on our boards of directors’ consideration of the factors set forth in “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Supportive of Our Fairness Determination,” without separate or independent confirmation of our fairness determination by any third party. As set forth in “Special Factors — Interests of Certain Persons in the Offer — Certain Interests of Enterprises and Media,” our financial interest in acquiring the remaining Shares at a favorable price to us conflicts with the financial interests of Radio’s unaffiliated stockholders.”
     (15) The following is hereby added as the last bullet under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Not Supportive of Our Fairness Determination” in the Offer to Purchase:
“The special committee formed by Radio to consider the Offer will not appoint or retain a separate representative unaffiliated with us to act solely on behalf of the unaffiliated stockholders in connection with negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer.”
     (16) The following is hereby added as the second paragraph under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Not Considered” in the Offer to Purchase:
“While we did not establish a specific going-concern value for Radio and did not believe that there is a single method for determining going-concern value, we believed that each of Citi’s valuation methodologies represented a valuation of Radio as it continues to operate its business, and, to that extent, such analyses could be collectively characterized as forms of going concern valuations. For example, we considered the comparable companies analysis, which could be considered to represent the standalone valuation of Radio if it traded at the multiples calculated for the selected companies. In addition, the discounted cash flow analysis could be considered a standalone valuation of Radio based on the present value of Radio’s estimated future unlevered, after-tax free cash flows and the present value of the estimated terminal values for Radio. We considered these analyses in the context of the other financial analyses performed by Citi for its financial presentation, and, in that regard, such analyses were factors we considered as part of our fairness determination.”
     (17) The penultimate sentence of the fifth paragraph under “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors” in the Offer to Purchase is hereby replaced in its entirety with the following:
Citi did not make, and it was not provided with, an independent evaluation or appraisal of any assets or liabilities, contingent or otherwise, of Enterprises, Media, Radio or any other person referred to in the presentation, including, without limitation, the appraisals and reports described in “— Annual Appraisal for Compensatory Purposes,” “— SFAS No. 142 Appraisals” and “— Valuation Research Corporation Appraisal,” and Citi did not make any physical inspection of Radio’s properties or assets.
     (18) The first sentence of the paragraph under “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors — Research Analyst Views” in the Offer to Purchase is hereby replaced in its entirety with the following:
“Citi reviewed reports of seven research analysts found in the following publicly available equity research reports: The Wall Street Strategies Report (March 11, 2009); Goldman Sachs (March 5, 2009); Wachovia Equity Research (March 4, 2009); JP Morgan (March 4, 2009); Barrington Research (March 4, 2009); Argus Research Corporation (February 17, 2009); and Stanford Group (January 8, 2009).”
     (19) The following is hereby added immediately after the fourth sentence of the paragraph under “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors — Discounted Cash Flow Analysis” in the Offer to Purchase:
“The perpetuity growth rate range of 0.00% to 3.00% was selected after considering the growth rates for Radio’s revenue and EBITDA that were projected by Radio management and set forth in the Radio Long Range Plan, as well as the growth rates for advertising expenditures in the U.S. radio industry generally that have been forecasted by certain third parties.”
     (20) The second paragraph under “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors — Illustrative Premiums” in the Offer to Purchase is hereby replaced in its entirety with the following:
“Citi calculated the implied premiums initially offered and actually paid in each of the all-cash tender offers for minority interests valued between $50 million and $3.0 billion since January 1, 2004, based on the target company’s closing price per share one day and one month prior to the initial announcement of the offer (or, in the event that there were public reports prior to announcement of the offer, the unaffected share price). Citi observed that the premiums offered with respect to the target company’s closing price per share one day prior to the initial announcement of the offer ranged from (5.1)% to 22.9%, with a mean of 8.0% and a median of 8.0%, and that premiums offered with respect to the target company’s closing price per share one month prior to the initial announcement of the offer ranged from (1.1)% to 26.1%, with a mean of 9.6% and a median of 6.9%. Citi also observed that the premiums actually paid with respect to the target company’s closing price per share one day prior to the initial announcement of the offer ranged from (0.7)% to 44.0%, with a mean of 19.5% and a median of 17.5%, and that premiums actually paid with respect to the target company’s closing price per share one month prior to the initial announcement of the offer ranged from 14.1% to 27.0%, with a mean of 20.5% and a median of 19.9%. Based on these observations, Citi then applied a range of illustrative premiums of 15% to 35% to the closing per Share price of $3.30 on March 20, 2009. This analysis indicated an implied per share reference range of $3.80 to $4.46.”
     (21)  The table under “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors — Stock Trading History and Implied Premiums” in the Offer to Purchase is hereby replaced in its entirety with the following:

Implied Premium at
$3.80 per Share
March 20, 2009 ($3.30)	15.2%
10-Day VWAP as of March 20, 2009 ($3.12)	21.8%
One-Month VWAP as of March 20, 2009 ($4.06)	(6.5)%
Three-Month VWAP as of March 20, 2009 ($4.82)	(21.2)%
52-Week High as of March 20, 2009 ($13.05)	(70.9)%
52-Week Low as of March 20, 2009 ($3.01)	26.2%
     (22) The second through last paragraphs under “Special Factors — Annual Appraisal for Compensatory Purposes” in the Offer to Purchase are hereby replaced in their entirety with the following:
          “2007 Appraisals
“In preparing his appraisal of Enterprises, Mr. Morton analyzed the history of Radio, the economic outlook for the U.S. economy generally and the radio industry, book value and the financial condition of Radio, goodwill and other intangibles, the demographic and retail sales characteristics of each of Radio’s radio station markets, prices paid for broadcast properties in the private mergers and acquisitions market, as well as data provided by Enterprises, consisting primarily of financial results and projections. Average trading prices of Radio and other publicly-traded radio companies were also considered in valuing Radio as well as providing the basis for valuing the minority ownership.
“In preparing its appraisal of Enterprises, Bond & Pecaro reviewed publicly available information related to the radio industry as well as data provided by Enterprises, consisting primarily of financial results and projections. The principal method Bond & Pecaro used in appraising Radio was the discounted cash flow method. Bond & Pecaro projected after-tax cash flows over a 10-year period for each radio station and discounted the projected after-tax cash flows and estimated terminal values to present value using an appropriate discount rate. The discount rate used was based upon an after-tax rate calculated for the broadcast industry as of December 31, 2007 using a weighted average cost of capital analysis. In order to establish the terminal values, Bond & Pecaro divided the projected after-tax cash flows for the 11th year by a capitalization rate determined by subtracting a long-term growth rate from the discount rate. The long-term growth rate was based upon market conditions, anticipated station performance, forecasts and discussions with Radio.
“The projected after-tax cash flows used by Bond & Pecaro were derived from variables such as anticipated market advertising revenues, market revenue share projections and anticipated operating profit margins for each station that Bond & Pecaro determined to be within a reasonable range of a typical market participant and were additionally informed by Radio’s projections at the time. These variables reflected historical station and advertising trends, as well as anticipated future performance and market conditions, and varied based on the size and rank of the market, the ratings of the stations and other economic factors specific to the geographic area of the radio station.
“In preparing its appraisal of Enterprises, Duff & Phelps reviewed publicly available information related to the radio industry, as well as data provided by Enterprises, consisting primarily of projections and unaudited financial statements. Duff & Phelps analysts assessed the value of Radio’s common stock and other Enterprises assets based upon the income and resale potential of the businesses, tempered by consideration of recent comparable sales and then-current market conditions.
“For its 2007 appraisal, Duff & Phelps applied a discounted cash flow methodology using projected after-tax cash flows through 2012 that it derived using estimates and projections for total revenue, total expenses, capital expenditures and book depreciation provided by Radio. Duff & Phelps discounted such projected after-tax cash flows through 2012 and estimated terminal values to present value. The discount rate was determined using a weighted average cost of capital analysis. In order to establish the terminal values, Duff & Phelps projected after-tax cash flows for 2013 and thereafter in perpetuity using long-term growth rates estimated by giving consideration to revenue growth rate trends.
“Duff & Phelps also considered transaction multiples for historical radio transactions as well as market multiples for the following comparable publicly-traded companies:
Beasley Broadcast Group Inc.
Citadel Broadcasting Corporation
Clear Channel Communications Inc.
Cumulus Media Inc.
Emmis Communications Inc.
Entercom Communications Corp.
Entravision Communications Corp.
Fisher Communications Inc.
Radio One, Inc.
Regent Communications, Inc.
Saga Communications Inc.
Salem Communications Corp.
Spanish Broadcasting System Inc.
“For purposes of assessing the value of the minority interest in Radio, Bond & Pecaro, Mr. Morton and Duff & Phelps calculated the per Share value of Radio stock held by Radio’s stockholders other than Enterprises as of December 31, 2007 as $11.78, based on the average of the closing price for Radio stock on the last 20 trading days of 2007.
“The following table sets forth the total enterprise value derived for Radio, the aggregate debt of Radio, the aggregate minority interest in Radio and the private market value ascribed to Enterprises’ stake in Radio on a marketable, controlling basis, each as of December 31, 2007, as determined by each of Bond & Pecaro, Mr. Morton and Duff & Phelps.

	As of December 31, 2007
	Bond & Pecaro	Mr. Morton	Duff & Phelps
		(in thousands)
Total enterprise value	$2,440,200	$2,757,800	$2,675,700
Less: Radio debt	(336,600)	(336,600)	(336,600)
Less: minority interest	(331,500)	(331,500)	(331,500)

Enterprises’ stake in Radio	$1,772,100	$2,089,700	$2,007,600
          “Preliminary 2008 Analysis
“For the appraisal as of December 31, 2008, Enterprises has engaged Bond & Pecaro and Duff & Phelps, although the appraisals for 2008 have yet to be completed. The valuation methodologies for the appraisals by Bond & Pecaro and Duff & Phelps for 2008 are substantially similar to that described above, for their respective 2007 appraisals. For purposes of assessing the value of the minority interest in Radio, Bond & Pecaro and Duff & Phelps have calculated the per Share value of Radio stock held by Radio’s stockholders other than Enterprises as of December 31, 2008 as $6.09, based on the average of the closing price for Radio stock on the last 20 trading days of 2008.
“The following table sets forth the total enterprise value derived for Radio, the aggregate debt of Radio, the aggregate minority interest in Radio and the private market value ascribed to Enterprises’ stake in Radio on a marketable, controlling basis, each as of December 31, 2008, as preliminarily determined by each of Bond & Pecaro and Duff & Phelps based, in part, on consideration of the Radio Long Range Plan prepared by Radio in October 2008 as set forth under “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan,” and Radio’s actual financial results for the year ended December 31,

2008. However, these appraisals did not consider the further deterioration of the economy occurring since year-end 2008, and the related affect on advertiser-supported businesses like Radio.

	As of December 31, 2008 (Preliminary)
	Bond & Pecaro	Duff & Phelps
	(in thousands)
Total enterprise value	$1,064,100	$1,414,600
Less: Radio debt	(398,700)	(398,700)
Less: minority interest	(110,600)	(110,600)

Enterprises’ stake in Radio	$554,800	$905,300
“Enterprises did not commission these appraisals in connection with the Offer, and the appraisals are not related to the Offer in any way. The Enterprises officers who worked on the Offer were aware of these appraisals and had reviewed them in 2008 as part of the routine executive compensation and incentive award determination process. However, since the sole purpose of the appraisals was to evaluate year-over-year changes in the value of Enterprises and its holdings, the Enterprises officers who worked on the Offer did not consider these appraisals or deem them relevant in connection with the determination of fair consideration to be paid in the Offer.
“For a description of Enterprises’ position regarding fairness of the consideration to be paid to Radio’s stockholders pursuant to the Offer, refer to “— Position of Enterprises and Media Regarding the Fairness of the Offer.” A copy of the portion of each 2007 appraisal described above that pertains to Radio is available for inspection and copying during normal business hours at Enterprises’ corporate headquarters at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. Interested Radio stockholders should submit a written request that demonstrates ownership of Shares, and provide a proposed time and date for such inspection and contact information. An authorized Enterprises representative will contact bona fide Radio stockholders making such a request to either confirm their inspection date and time or arrange for a mutually convenient time and/or date. Requests should be submitted to: Cox Enterprises, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, Attention: Corporate Secretary.
“Neither Enterprises nor any of its affiliates, including Radio, had any material relationship with either Bond & Pecaro, Mr. Morton or Duff & Phelps, and no such relationship was mutually understood to be contemplated. Bond & Pecaro does provide appraisal and valuation services to Radio from time to time in connection with tax and accounting matters, and Bond & Pecaro receives customary compensation for such services. There were no limitations imposed by Enterprises or its affiliates on the scope of the review by these appraisal firms.
“In addition to the annual appraisals for Enterprises’ compensatory purposes, Bond & Pecaro, Mr. Morton and Duff & Phelps periodically provide various other valuation and consultative services to Enterprises and its subsidiaries, including tax-related appraisals, purchase accounting allocations and annual intangible asset and goodwill impairment testing.
“Compensation paid to Bond & Pecaro for all services rendered during 2007, 2008 and for the three months ended March 31, 2009 totaled approximately $527,000, $613,000 and $270,000, respectively. Compensation paid to Mr. Morton for all services rendered during 2007, 2008 and for the three months ended March 31, 2009 totaled approximately $116,000, $73,000 and zero, respectively. Compensation paid to Duff & Phelps for all services rendered during 2007, 2008 and for the three months ended March 31, 2009 totaled approximately $843,000, $1.1 million and $44,000, respectively.”
     (23) The disclosure after the third paragraph under “Special Factors — SFAS No. 142 Appraisals” in the Offer to Purchase is hereby replaced in its entirety with the following:

“See “— Annual Appraisal for Compensatory Purposes” for information regarding the compensation that has been paid to Bond & Pecaro in connection with this appraisal and other services rendered.
          “Valuation of FCC Licenses
“For purposes of assisting Radio’s management in its testing for any impairment in Radio’s FCC licenses, Bond & Pecaro prepared a valuation report with respect to the FCC licenses in each of Radio’s markets. In its analysis, Bond & Pecaro valued Radio’s FCC licenses using an income approach. The income approach measures the expected economic benefits that these assets bring to their holder. The fair values of the FCC licenses can be expressed by discounting these future benefits. The discounted cash flow analyses assume that the FCC licenses are held by hypothetical start-up stations, a method commonly referred to as the “greenfield approach.” This valuation method is based on the premise that the only assets unbuilt start-up stations would possess are FCC licenses. Other station assets, such as tangible assets, advertising contracts, programming contracts, employment agreements, leases, service contracts, going concern value, assembled staff, and the like, are all obtained or developed after station operations commence. Discounted cash flow analyses were performed to establish the values of the FCC licenses within each market cluster. This income approach is a direct method to valuing the FCC licenses of the stations. The results of the discounted cash flow analyses reflect the values attributable solely to each market’s FCC licenses. Bond & Pecaro determined the aggregate fair value of Radio’s FCC licenses to be approximately $967.6 million at December 31, 2008.
“In its analysis, Bond & Pecaro projected after-tax cash flows over a 10-year period for each radio station and discounted the projected after-tax cash flows and estimated terminal values to present value using a discount rate of 10.5%. The discount rate used was based upon an after-tax rate calculated for the broadcast industry as of December 31, 2008 using a weighted average cost of capital analysis. In order to establish the terminal values, Bond & Pecaro divided the projected after-tax cash flows for the 11th year by a capitalization rate determined by subtracting a long-term growth rate from the 10.5% discount rate. The long-term growth rates ranged from 1.0% to 2.5% based upon market conditions, anticipated station performance, forecasts and discussions with Radio.
“The projected after-tax cash flows used by Bond & Pecaro were derived from variables such as anticipated market advertising revenues, market revenue share projections and anticipated operating profit margins for each station that Bond & Pecaro determined to be within a reasonable range of a typical market participant and were additionally informed by Radio’s projections as set forth under “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan.” These variables reflected historical station and advertising trends, as well as anticipated future performance and market conditions, and varied based on the size and rank of the market, the ratings of the stations and other economic factors specific to the geographic area of the radio station. Following is set forth the 10-year projected after-tax cash flows used in Bond & Pecaro’s analysis of the value of the FCC licenses.

Projected After-Tax Cash Flow
Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
				(in millions)

$(84.9)	$14.9	$75.4	$129.6	$127.8	$121.2	$120.2	$122.3	$124.5	$126.9
          “Valuation of Radio Station Market Clusters
“For purposes of assisting Radio’s management in its testing for any impairment in the goodwill of Radio’s radio stations, Bond & Pecaro prepared a valuation report with respect to the radio stations by market cluster based, in part, with consideration of the Long Range Plan prepared by Radio in October 2008. In its analysis, Bond & Pecaro valued the radio stations using an income approach that measures the expected economic benefits these assets bring to their holder. The fair value of the radio stations may, therefore, be expressed by discounting these future benefits. The result of the discounted cash flow analyses reflects the fair values attributable to the stations within each market. Bond & Pecaro determined the aggregate fair value of Radio’s radio stations to be approximately $1.2 billion at December 31, 2008. This valuation is not adjusted for the $398.7 million of borrowings outstanding under Radio’s revolving credit facility at year-end.
“In its analysis, Bond & Pecaro projected after-tax cash flows over a 10-year period for each radio station and discounted the projected after-tax cash flows and estimated terminal values to present value using a discount rate of 10.5%. The discount rate used was based upon an after-tax rate calculated for the broadcast industry as of December 31, 2008 using a weighted average cost of capital analysis. In order to establish the terminal values, Bond & Pecaro divided the projected after-tax cash flows for the 11th year by a capitalization rate determined by subtracting a long-term growth rate from the 10.5% discount rate. The long-term growth rates ranged from 1.0% to 2.5% based upon market conditions, anticipated station performance, forecasts and discussions with Radio.
“The projected after-tax cash flows used by Bond & Pecaro were derived from variables such as anticipated market advertising revenues, market revenue share projections and anticipated operating profit margins for each station that Bond & Pecaro determined to be within a reasonable range of a typical market participant and were additionally informed by Radio’s projections as set forth under “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan.” These variables reflected historical station and advertising trends, as well as anticipated future performance and market conditions, and varied based on the size and rank of the market, the ratings of the stations and other economic factors specific to the geographic area of the radio station. Following is set forth the 10-year projected after-tax cash flows used in Bond & Pecaro’s analysis of the value of the radio stations.

Projected After-Tax Cash Flow
Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
				(in millions)

$105.5	$112.3	$109.3	$108.7	$111.8	$112.0	$111.5	$112.9	$114.7	$116.9
“Using a comparable sales methodology, Bond & Pecaro also determined multiples of operating cash flow derived from market transactions in order to corroborate the estimated values derived from its discounted cash flow analysis. In light of the current market conditions and the limited number of comparable sales of radio stations in 2008 relative to prior years, Bond & Pecaro examined a long-term history of cash flow multiples for radio station transactions and determined that average cash flow multiples for transactions over the last eight years have generally fallen within the range of 13x to 15x cash flow. Further analyzing available data from 1983 to 2007, which period includes the severe recession in the early 1990s, Bond & Pecaro determined that in weak economic climates and periods of limited transactions, 8x to 10x cash flow was the lower range of normal radio station transaction multiples. Using the aggregate fair value of approximately $1.2 billion for Radio’s radio stations derived from the discounted cash flow analysis, and using 2008 forecasted aggregate operating cash flow as of October 2008 of $149.8 million, as provided by Radio, Bond & Pecaro arrived at a multiple of 7.7x. In reviewing individual market multiples, Bond and Pecaro noted that the majority of the markets have appraised fair values that fall within the range of typical transaction multiples.
“Enterprises did not commission these valuation reports in connection with the Offer, and the valuation reports are not related to the Offer in any way. The Enterprises officers who worked on the Offer were aware of this valuation report. However, since the sole purpose of the valuation reports was to test for potential impairments, the Enterprises officers who worked on the Offer did not consider these valuation reports or deem them relevant in any way in connection with the determination of fair consideration to be paid in the Offer.”
     (24) The following is hereby added immediately after “Special Factors — SFAS No. 142 Appraisals” in the Offer to Purchase as “Special Factors — Valuation Research Corporation Appraisal”:
“Valuation Research Corporation Appraisal
“Enterprises also received an appraisal from an independent appraisal firm, Valuation Research Corporation (“VRC”), of the Fair Market Value (“FMV”) of the equity of Enterprises on a marketable, controlling basis. VRC performed an appraisal for tax planning purposes as of a December 31, 2007 valuation date, and that appraisal is in the process of being updated to a December 31, 2008 valuation date. In the course of performing its appraisal of the FMV of the equity of Enterprises, VRC determines a business enterprise value for Radio on a marketable, controlling basis that does not take into account either the debt of Radio or the minority interest in Radio held by public stockholders (“component value”).
“VRC has not performed an appraisal of Enterprises or Radio in connection with the Offer. The methodology that VRC has used to determine the component value of Radio in the context of its appraisal of the FMV of the equity of Enterprises differs from the methodology that would be used to perform a stand-alone appraisal of Radio in connection with the Offer (i.e., Investment Value). The results of any stand-alone appraisal of Radio by VRC could be materially different from the results of VRC’s appraisal of the component value of Radio set forth below. Accordingly, you should not rely upon the component value for Radio determined by VRC to determine whether to participate in the Offer.

“2007 Appraisal
“In evaluating the component value of Radio, VRC reviewed publicly available information related to the radio industry as well as data provided by Enterprises, consisting primarily of financial results and projections. The principal method that VRC used to determine the component value of Radio was a market price analysis using the closing price for the Shares on December 31, 2007 of $12.15 per share. VRC also relied on discounted cash flow and market comparable analyses.
“In connection with its discounted cash flow analysis, VRC reviewed management’s projections of after-tax cash flows over a 10-year period for Radio and discounted the projected after-tax cash flows and estimated residual value to present value using an appropriate discount rate. The discount rate used was based upon an after-tax rate calculated for the radio broadcast industry as of December 31, 2007 using a weighted average cost of capital analysis. In order to establish the residual value, VRC relied on the Gordon Growth Model. The long-term growth rate was based upon market conditions, anticipated Radio division performance, forecasts and discussions with Radio management.
“The projected after-tax cash flows for years 1-5 prepared by management, based upon the best information available at the time, and used by VRC were based on Radio’s projections immediately prior to the valuation date. The projected after-tax cash flows for years 6-10, which were prepared by management in consultation with VRC, based upon the best information available at the time, and used by VRC, were derived from variables such as anticipated market advertising revenues, market revenue share projections and anticipated operating profit margins for the Radio division that management determined to be within a range that would be reasonably expected for the division. These variables reflected historical station and advertising trends, as well as anticipated future performance and market conditions as of the valuation date.
“VRC also considered market multiples for the following comparable publicly traded companies:
Beasley Broadcast Group Inc.
Citadel Broadcasting Corporation
Clear Channel Communications Inc.
Cumulus Media Inc.
Entercom Communications Corp.
Radio One Inc.
Saga Communications Inc.
Salem Communications Corp.
Sirius Satellite
Spanish Broadcasting System Inc.
XM Satellite Radio
“For purposes of assessing the FMV of the minority interest in Radio held by Radio’s stockholders other than Enterprises, VRC used a per Share value as of December 31, 2007 of $11.78 based on the average of the closing price for Radio stock on the last 20 trading days of 2007 (as provided to VRC by Enterprises).
“Based on the analysis described in the preceding paragraphs, VRC determined that the component value derived for the Radio operating business as of December 31, 2007 was $1,499,421,000.
“Preliminary 2008 Analysis
“VRC has not completed its analysis of the equity value of Enterprises as of December 31, 2008, but the valuation methodologies it is using to determine the component value of Radio are substantially similar to those described above for its 2007 appraisal. For purposes of assessing the value of the minority interest in Radio held by Radio’s stockholders other than Enterprises, VRC intends to use a per Share value of Radio stock as of December 31, 2008 of $6.09, based on the average of the closing price for Radio stock on the last 20 trading days of 2008 (as obtained from FactSet). As in 2007, VRC intends to rely primarily on a market price analysis using the closing price for Radio stock on December 31, 2008 of $6.01 per share. In addition, on March 31, 2009, VRC provided to Enterprises preliminary estimates of the component value for Radio on a market capitalization, discounted cash flow and market comparable basis of $968,073,000, $980,313,000 and $1,115,261,000, respectively. These preliminary estimates of the component value of Radio are based, in part, on consideration of the Radio Long Range Plan prepared by Radio in October 2008 as set forth under “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan,” and Radio’s financial results for the year ended December 31, 2008. As the valuation date was December 31, 2008, the preliminary estimates of VRC did not take into account the further deterioration of the economy that has occurred since December 31, 2008, and the related effect on advertiser-supported businesses like that of Radio.
“Enterprises has not been provided with VRC’s final determination of the component value for Radio as of December 31, 2008. We caution you that VRC’s final determination of the component value for Radio as of December 31, 2008 may be materially different from VRC’s preliminary estimates set forth herein. Based on the preliminary estimates of the component value for Radio on a market capitalization basis, a discounted cash flow basis and a market comparable basis, VRC determined that the preliminary component value derived for Radio as of December 31, 2008 was $1,007,930,000.

“Neither the 2007 VRC appraisal nor the ongoing 2008 VRC appraisal was commissioned in connection with the Offer, nor are they related to the Offer in any way. Certain officers of Enterprises who worked on the Offer were aware generally of the VRC appraisal, but such officers (i) did not review the component value of Radio as determined by VRC in the context of its 2007 appraisal of Enterprises and (ii) were not aware of VRC’s preliminary estimates of the component value for Radio as of December 31, 2008. Accordingly, the officers of Enterprises who worked on the Offer did not consider these determinations or preliminary estimates of the component value of Radio or deem them relevant in connection with the determination of the fairness of the consideration to be paid to Radio’s stockholders pursuant to the Offer.
“For a description of Enterprises’ position regarding the fairness of the consideration to be paid to Radio’s stockholders pursuant to the Offer, refer to “— Position of Enterprises and Media Regarding the Fairness of the Offer.” A copy of the portion of the 2007 VRC appraisal described above that pertains to the component value of Radio is available for inspection and copying during normal business hours at Enterprises’ corporate headquarters at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. Interested Radio stockholders should submit a written request that demonstrates ownership of Shares and provides a proposed time and date for such inspection and contact information. An authorized Enterprises representative will contact bona fide Radio stockholders making such a request to either confirm their inspection date and time or arrange for a mutually convenient time and/or date. Requests should be submitted to: Cox Enterprises, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, Attention: Corporate Secretary.
“Neither Enterprises nor any of its affiliates, including Radio, had or has any material relationship with VRC, and no such relationship was or is mutually understood to be contemplated. There were no limitations imposed by Enterprises or its affiliates on the scope of the review by VRC.
“Compensation paid to VRC for services rendered during 2007, 2008 and the three months ended March 31, 2009 totaled approximately $365,829, $299,825 and $105,156, respectively.”
     (25) The following is hereby added immediately after the first sentence of the second paragraph under “Special Factors — Purpose and Structure of the Offer; Our Reasons for the Offer” in the Offer to Purchase:
“However, Enterprises management did consider the possibility that, in light of current market conditions, a covenant breach under Radio’s revolving credit facility was possible as a result of the decline in Radio’s advertising revenue. In order to prevent or remedy such a breach, Radio would be required to negotiate with its lenders, which would most likely result in an amendment to the credit facility or the need to request a waiver under the credit facility, the payment of amendment or waiver fees and an increase in the interest rate paid by Radio, as well as a potential reduction in the size of Radio’s credit facility. Furthermore, if macroeconomic conditions, particularly with respect to advertising-supported businesses like Radio, continued to deteriorate, Enterprises might have to consider additional action to support Radio, which could be viewed as unfavorable by the public stockholders of Radio.”
     (26) The following is hereby added immediately after the first sentence of the fourth paragraph under “Special Factors — Plans for Radio After the Offer; Certain Effects of the Offer” in the Offer to Purchase:
“If, however, we were to cause Radio to terminate its public reporting requirements with the Commission, assuming the necessary requirements are met, prior to the consummation of any merger, any remaining stockholders of Radio will lose the rights and protections currently afforded to Radio stockholders by the federal securities laws such as the substantive disclosure requirements of Radio under the federal securities laws (e.g., disclosures under the annual report on Form 10-K, the quarterly report on Form 10-Q and the current report on Form 8-K) and the reporting obligations of the officers, directors and certain beneficial owners of Radio (e.g., insider trading reports on Forms 3, 4 and 5 and beneficial ownership reports on Schedules 13D and 13G). Neither Enterprises nor Media intend to cause Radio to terminate its public reporting requirements with the Commission prior to the consummation of any such merger.”
     (27) The last sentence of the seventh paragraph under “Special Factors — Plans for Radio After the Offer; Certain Effects of the Offer” in the Offer to Purchase is hereby replaced in its entirety with the following:
“Based on Radio’s results for the fiscal year ended December 31, 2008 and assuming completion of the merger as of December 31, 2008, this increase would result in Enterprises’ beneficial interest in Radio’s net book value increasing by approximately $140 million to $647 million, and Enterprises’ beneficial interest in Radio’s net losses increasing by approximately $87 million to $404 million.”
     (28) The following is hereby added as the last paragraphs under “Special Factors — Plans for Radio After the Offer; Certain Effects of the Offer” in the Offer to Purchase:
“The consummation of the Offer will not result in the recognition of any taxable gain or loss to Radio, Media or their affiliates for U.S. federal income tax purposes. For a discussion of the material U.S. federal income tax consequences of the Offer to certain holders of the Shares, see “The Tender Offer — Section 5 — Certain Material U.S. Federal Income Tax Consequences of the Offer.”
“If following the consummation of the Offer we own stock of Radio that possesses at least 80% of the total voting power of the stock of Radio and has a value equal to at least 80% of the total value of Radio’s stock, then Radio will become a member of the affiliated group of corporations, of which Enterprises is the common parent, that files a consolidated U.S. federal income tax return (the “Enterprises Consolidated Group”). Radio’s inclusion in the Enterprises Consolidated Group would present a number of advantages from a U.S. federal income tax standpoint, including: (i) Radio would no longer file a separate U.S. federal income tax return, but rather its return would be included in the consolidated U.S. federal income tax return of the Enterprises Consolidated Group; (ii) subject to certain limitations, tax losses of Radio could be used to offset the taxable income or gains of Enterprises and its subsidiaries and, conversely, tax losses of Enterprises and its subsidiaries could be used to offset the taxable income or gains of Radio; and (iii) dividend distributions from Radio to Media would not be subject to U.S. federal income tax.

“When a corporation with net operating loss carryovers joins a consolidated group, certain limitations are imposed on the group’s ability to utilize those net operating loss carryovers to offset taxable income. However, Radio does not presently possess any net operating loss carryovers.”
     (29) The table under “Special Factors — Security Ownership of Certain Beneficial Owners” in the Offer to Purchase is hereby amended and revised to reflect that Gregory B. Morrison, Alex R. Stickney, Jr. and Bruce R. Baker own 2,500, 900 and 2,000 Shares, respectively, and each of Messrs. Morrison, Stickney and Baker own less than 1% of the outstanding Shares.
     (30) The following is hereby added before the penultimate sentence in the paragraph under “Special Factors — Interests of Certain Persons in the Offer — Interlocking Directors and Officers” in the Offer to Purchase:
“While certain officers serve in the same capacity at Enterprises, Media and Radio, Enterprises, Media and Radio maintain detailed accounting and other records of all related resources and transactions either utilized by or occurring between the entities.”
     (31) The following is hereby added as the third paragraph under “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date” in the Offer to Purchase:
“We expressly reserve the right, at any time, to terminate the Offer.”
     (32) The following is hereby added to the end of (i) the paragraph under “The Tender Offer — Section 3 — Procedures for Tendering Shares — Determination of Validity” in the Offer to Purchase and (ii) the last paragraph under “The Tender Offer — Section 4 — Withdrawal Rights” in the Offer to Purchase:
“A stockholder may dispute or challenge the determination made by us as described in this paragraph, and only a court of competent jurisdiction can make a determination that is final and binding on all parties.”
     (33) The reference to Rule 13e-4(e) in the first sentence of the penultimate paragraph under “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date” in the Offer to Purchase is hereby deleted.
     (34) The phrases “, which determination shall be final and binding on all parties” and “, and our interpretation of the terms and conditions of the Offer will be final and binding on all persons” found in the paragraph under “The Tender Offer — Section 3 — Procedures for Tendering Shares — Determination of Validity” in the Offer to Purchase are hereby deleted.
     (35) The phrase “, and our determination will be final and binding” found in the last paragraph under “The Tender Offer — Section 4 — Withdrawal Rights” in the Offer to Purchase is hereby deleted.
     (36) The section heading “Certain U.S. Federal Income Tax Considerations” under “The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Considerations” in the Offer to Purchase and reference to that heading in the table of contents and in cross-references to that heading throughout the Offer to Purchase are hereby replaced with “Certain Material U.S. Federal Income Tax Consequences of the Offer.”

     (37) The phrase “prior to the time of payment” found in the first paragraph under “The Tender Offer — Section 12 — Conditions to the Offer” in the Offer to Purchase is hereby replaced in its entirety with the following: “prior to the Expiration Date.”
     (38) The disclosure under “1. Directors and Executive Officers of Enterprises” in Schedule A of the Offer to Purchase is hereby amended and revised to reflect the following additional disclosure set forth opposite each individual identified in the following table:

Name	Additional Disclosure
James C. Kennedy	Mr. Kennedy also has served as Chairman of Radio since January 2002 and as a director since 1996.

G. Dennis Berry	Mr. Berry also serves as a director of Radio.

Janet M. Clarke	She served as director of Cox Communications from 1995 to 2005.

Richard J. Jacobson	Mr. Jacobson has also served as treasurer of Radio since 1996. He joined Enterprises in 1982.

David J. Head	From 1996 to 2000, he served as director of investment planning at Cox Communications.

Michael J. Mannheimer	He joined Cox Communications in 1980.

Andrew A. Merdek	He also serves as secretary of Media and Radio. Mr. Merdek joined Enterprises in 1987.
     (39) The disclosure under “2. Directors and Executive Officers of Media” in Schedule A of the Offer to Purchase is hereby amended and revised to reflect the following additional disclosure set forth opposite each individual identified in the following table:

Name	Additional Disclosure
Bruce R. Baker	Previously, he served as vice president and general manager of WSOC-TV and WAXN-TV in Charlotte, North Carolina. He joined Cox Television in 1981.
     (40) The disclosure under “3. Directors and Executive Officers of Radio” in Schedule A of the Offer to Purchase is hereby amended and revised to reflect the following additional disclosure set forth opposite each individual identified in the following table:

Name	Additional Disclosure
James C. Kennedy	Mr. Kennedy has served as Chairman of Enterprises’ board of directors since 1988.
     (41) The first table set forth in Schedule B of the Offer to Purchase is hereby amended and revised to reflect that Gregory B. Morrison sold 900 Shares for $4.08 per Share on March 23, 2009.

     (42) The following is hereby added immediately after Schedule C of the Offer to Purchase as Schedule D of the Offer to Purchase:
“Summary of Litigation Regarding the Offer
“In re Cox Radio, Inc. Shareholders Litigation, Consol. C.A. No. 4461-VCP. On March 27, 2009, a purported stockholder of Radio commenced a putative class action in the Court of Chancery of the State of Delaware against Radio, Radio’s directors, Media and Enterprises, styled George Leon v. Cox Radio, Inc., et al., C.A. No. 4461. On March 30, 2009, a second purported stockholder of Radio commenced a putative class action in the Court of Chancery of the State of Delaware against Radio, Radio’s directors and Enterprises, styled Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., C.A. No. 4463. These two putative class actions were consolidated into the above-referenced action on April 3, 2009 (the “Delaware Action”). The consolidated amended complaint in the Delaware Action, filed on April 7, 2009, alleges that the defendants in the Delaware Action breached their fair price, fair process, disclosure and other fiduciary duties to Radio’s stockholders in connection with the transactions contemplated by the Offer. The Delaware Action seeks, among other things, an injunction enjoining the transactions contemplated in the offer and to rescind any transactions contemplated by the Offer that may be consummated. On April 6, 2009, discovery commenced in the Delaware Action. On April 7, 2009, the Delaware Court entered scheduling and confidentiality orders. On April 9, 2009, the Delaware Court entered a scheduling order providing for a hearing on plaintiffs’ motion to enjoin consummation of the Offer on April 29, 2009. Enterprises and Media believe the claims asserted in the Delaware Action are without merit and intend to defend against them vigorously.
“Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9. On March 30, 2009, a purported stockholder of Radio commenced a putative class action and derivative action in the Superior Court of Gwinnett County in Georgia (the “Georgia Action”) against Radio, Radio’s directors, Media and Enterprises. The initial complaint in the Georgia Action alleges that defendants breached their fair price, fair process, disclosure and other fiduciary duties in connection with the transactions contemplated by the Offer, aiding and abetting claims against Media and Enterprises related to the purported breaches of fiduciary duty by the Radio directors, and derivative claims for corporate waste, abuse of control, breach of the duty of care and unjust enrichment. On April 8, 2009, plaintiff in the Georgia Action filed an amended complaint that repeated all claims advanced in the initial complaint. The amended complaint in the Georgia Action seeks, among other things, to enjoin the transactions contemplated by the Offer. On March 31, 2009, plaintiff in the Georgia Action filed a motion to expedite proceedings. On April 7, 2009, defendants in the Georgia Action filed a motion to dismiss on the basis of forum non conveniens or, in the alternative, to stay the Georgia Action, and in opposition to the motion to expedite. On April 13, 2009, plaintiff filed a motion for temporary restraining order. On April 14, 2009, the Georgia Court stayed the Georgia Action, including all pending motions, until April 30, 2009, and ordered the defendants to submit a notice to the Georgia Court by the close of business on April 30, 2009 summarizing any rulings made at the April 29, 2009 hearing in the Delaware Action. Enterprises and Media believe the claims asserted in the Georgia Action are without merit and intend to defend against them vigorously.
“Dixon v. James C. Kennedy, et al., Civil Action No. 1-09-CV-0938. On April 8, 2009, a purported stockholder of Radio commenced a putative class action in the United States District Court for the Northern District of Georgia (the “Federal Action”) against Radio, Radio’s directors, Media and Enterprises. The initial complaint in the Federal Action alleges that defendants breached their fair price, fair process, disclosure and other fiduciary duties in connection with the transactions contemplated by the Offer, aiding and abetting claims against Media and Enterprises related to the purported breaches of fiduciary duty by the Radio directors, and claims under section 14(e) of the Exchange Act against the Radio directors in connection with their approval and filing of Radio’s schedule 14D-9. On April 15, 2009, plaintiff in the Federal Action filed an amended complaint that repeated all claims advanced in the initial complaint and added claims regarding breach of sections 13(e) and 14(d) of the ‘34 Act. The amended complaint in the Federal Action seeks, among other things, an injunction enjoining the transaction contemplated by the Offer and to rescind any transactions contemplated by the Offer that may be consummated. Enterprises and Media believe that the claims asserted in the Federal Action are without merit and intend to defend against them vigorously.”

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated March 23, 2009.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)*	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Summary Advertisement published on March 24, 2009.

(a)(1)(H)*	Cox Enterprises, Inc. press release, dated March 23, 2009.

(a)(1)(I)	Letter to Board of Directors of Cox Radio, Inc., dated March 22, 2009 (incorporated by reference to Exhibit 7.02 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(a)(1)(J)*	Notice to Participants of Cox Radio, Inc. Employee Stock Purchase Plan mailed by Cox Enterprises to plan participants.

Exhibit No.	Description

(a)(1)(K)*	Email correspondence to employees of Cox Enterprises and Cox Radio from Cox Enterprises delivered on March 23, 2009.

(a)(1)(L)	Press release issued by Cox Enterprises on April 20, 2009, entitled “Cox Enterprises, Inc. Extends Tender Offer for Cox Radio.”

(a)(2)(A)*	Solicitation/Recommendation Statement on Schedule 14D-9 filed by Cox Radio, dated and filed on April 3, 2009.

(a)(2)(B)	Letter, dated April 3, 2009, from the Special Committee of Cox Radio to Cox Radio’s stockholders (incorporated by reference to Exhibit (a)(2)(A) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(C)	Press release issued by Cox Radio on April 3, 2009, entitled “Cox Radio, Inc. Issues Response/Recommendation Statement Regarding Tender Offer of Cox Enterprises, Inc.” (incorporated by reference to Exhibit (a)(2)(B) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(D)	Press release issued by Cox Radio on April 1, 2009, entitled “Cox Radio, Inc. Forms Special Committee to Evaluate Cox Media’s Tender Offer” (incorporated by reference to Exhibit (a)(2)(C) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(A)	George Leon v. Cox Radio, Inc., et al., Case No. 4461, Delaware Chancery Court (filed March 27, 2009) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(B)	Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Case No. 4463, Delaware Chancery Court (filed March 30, 2009) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(C)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed March 30, 2009) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(D)	In re Cox Radio, Inc. Shareholders Litigation, Case No. 4461-VCP, Delaware Chancery Court (filed April 7, 2009).

(a)(5)(E)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed April 8, 2009).

(a)(5)(F)	Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC, U.S. District Court Northern District of Georgia, Atlanta Division (filed April 15, 2009).

(a)(5)(G)	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated March 31, 2009.

(a)(5)(H)	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated April 19, 2009.

(b)(1)	Credit Agreement, dated as of July 26, 2006, by and among Cox Enterprises, Inc., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Citibank, N.A. and Wachovia Capital Markets, LLC, as syndication agents, Lehman Brothers Inc. and The Bank of Tokyo-Mitsubishi UFJ, LTD, New York Branch, as documentation agents, and JP Morgan Securities, Inc., Citigroup Global Markets, Inc. and Wachovia Capital Markets, LLC as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 7.03 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(2)	First Commitment Increase Amendment to Credit Agreement, dated as of September 28, 2007 (incorporated by reference to Exhibit 7.04 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(3)	Second Amendment and Limited Waiver to Credit Agreement, dated as of December 29, 2008 (incorporated by reference to Exhibit 7.05 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(c)(1)*	Materials presented by Citigroup Global Markets Inc. to the senior management of Cox Enterprises, Inc. on March 16, 2009.

(c)(2)*	Materials presented by Citigroup Global Markets Inc. to the Board of Directors of Cox Enterprises, Inc. on March 22, 2009.

Exhibit No.	Description

(c)(3)*	Materials presented by senior management of Cox Enterprises, Inc. and Cox Media Group, Inc. to the Boards of Directors of Cox Enterprises, Inc. and Cox Media Group, Inc. on March 22, 2009.

(c)(4)	Opinion of Gleacher Partners LLC (incorporated by reference to Exhibit (a)(5)(C) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(c)(5)	Appraisal of Cox Radio, Inc. as of December 31, 2007 by John Morton, Paul Ravaris and Associates.

(c)(6)	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Duff & Phelps.

(c)(7)	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Bond & Pecaro.

(c)(8)	Valuation of Cox Radio, Inc.’s radio stations as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142.

(c)(9)	Valuation of Cox Radio, Inc.’s FCC licenses as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142.

(c)(10)	Valuation of Cox Radio, Inc. as of December 31, 2007 by Valuation Research Corporation.

(d)	None.

(e)	Revolving Promissory Note, dated December 4, 2003 (incorporated by reference to Exhibit (e)(1) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed with the Schedule TO on March 23, 2009 as Exhibit (a)(1)(A)).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO.

SIGNATURES
After due inquiry and to the best knowledge of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
AMENDMENT TO SCHEDULE TO AND SCHEDULE 13E-3

COX ENTERPRISES, INC.
/s/ John M. Dyer
John M. Dyer
Executive Vice President and Chief Financial Officer

COX MEDIA GROUP, INC.
/s/ Neil O. Johnston
Neil O. Johnston
Vice President and Chief Financial Officer

Date: April 20, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(L)	Press release issued by Cox Enterprises on April 20, 2009, entitled “Cox Enterprises, Inc. Extends Tender Offer for Cox Radio.”

(a)(5)(D)	In re Cox Radio, Inc. Shareholders Litigation, Case No. 4461-VCP, Delaware Chancery Court (filed April 7, 2009).

(a)(5)(E)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed April 8, 2009).

(a)(5)(F)	Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC, U.S. District Court Northern District of Georgia, Atlanta Division (filed April 15, 2009).

(a)(5)(G)	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated March 31, 2009.

(a)(5)(H)	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated April 19, 2009.

(c)(5)	Appraisal of Cox Radio, Inc. as of December 31, 2007 by John Morton, Paul Ravaris and Associates.

(c)(6)	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Duff & Phelps.

(c)(7)	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Bond & Pecaro.

(c)(8)	Valuation of Cox Radio, Inc.’s radio stations as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142.

(c)(9)	Valuation of Cox Radio, Inc.’s FCC licenses as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142.

(c)(10)	Valuation of Cox Radio, Inc. as of December 31, 2007 by Valuation Research Corporation.